Exhibit 99.1

Bitauto Announces Appointment of Lei Zhu as Chief Technology Officer

BEIJING, December 1, 2016 – Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content and marketing services for China's fast-growing automotive industry, today announced the appointment of Mr. Lei Zhu as its chief technology officer, effective on December 1, 2016.

Before joining Bitauto, Mr. Zhu served for two years as Vice President of Didi Chuxing where he was also General Manager of its Commercial Business Division, responsible for commercialization strategy and product development related to automobiles, advertising, big data analytics as well as strategic alliances. Before joining Didi Chuxing, Mr. Zhu worked at Baidu from 2007 to 2012, in charge of various business functions including vertical search technology, cloud computing, and big data analytics. Mr. Zhu holds an MBA from Tsinghua University and a bachelor’s degree in Science from Shanghai Jiao Tong University.

Mr. William Li, chief executive officer and chairman of Bitauto, said, “We are delighted that Lei is joining Bitauto as we scale up our media and transaction services platforms. With his extensive industry experience covering big data analytics, automobiles and advertising, we are confident that Lei will be an enormously positive addition to our management team.”

Mr. Andy Zhang, president of Bitauto, said, “Building on our significantly enhanced big data analytics from our collaboration with our strategic investors Tencent, Baidu and JD.com, Lei will further enable Bitauto to utilize these resources more effectively and help drive the application of big data in our media and transaction services businesses for better user experience, as well as stronger monetization capabilities.”

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Bitauto
IR Department
Bitauto Holdings Limited
Tel: +86-10-6849-2145